EXHIBIT (a)(21)

[CDX letterhead]

October 22, 2003

Dear employee,

On October 1, 2003, we announced the start of a voluntary stock option exchange program pursuant to which selected eligible employees can exchange certain of their outstanding Catellus stock options for a replacement award of restricted stock or, in some cases, restricted stock units. On October 17, 2003, we distributed an Amended and Restated Offer Circular and election form in response to initial comments that we received from the Securities and Exchange Commission (the “SEC”) in connection with the exchange offer. In response to additional comments we have received from the SEC, we have prepared a supplement (the “Supplement”) to the Amended and Restated Offer Circular. The Supplement is enclosed with this letter. The information included in the Supplement supercedes certain information that was included in the Amended and Restated Offer Circular.

After reading this Supplement, if you have any questions regarding the offer or the Supplement, you should contact Jaime Gertmenian at 213-473-3169 or by e-mail at jaime_gertmenian@catellus.com or contact Willie Bogan at 415-974-4553 or by email at willie_bogan@catellus.com.

As a reminder, the deadline to accept the offer is 9:00 p.m., Pacific Standard Time, on Wednesday, October 29, 2003.

Best regards,

Nelson C. Rising